Exhibit (p)(31)

ROCKEFELLER & CO., INC.

CODE OF ETHICS

General

The Code of Ethics (the “Code”) of Rockefeller & Co., Inc. (“R&Co.”) is intended to fulfill the firm’s obligations under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) with respect to registered investment companies advised by R&Co. (“Affiliated Mutual Funds”), to set forth standards of conduct and to require compliance with the federal securities laws1. As a registered investment adviser, the firm owes a duty of loyalty to each of its clients, which requires that the firm serve the best interests of its clients at all times. This Code is supplemented by a number of other published directives, including the Policy on Business Conduct and Employee Handbook of R&Co.’s parent, Rockefeller Financial Services, Inc. (the “Parent Company”). Topics covered elsewhere include outside officerships or directorships, gifts policy, political contributions, confidentiality and privacy, and prohibition of insider trading. R&Co. must provide a copy of the Code to any client or prospective client upon request.

R&Co.’s Compliance Officer, Chief Compliance Officer and the Compliance Committee are responsible for the administration and enforcement of this Code. If a person subject to this Code is in doubt as to whether a proposed action or securities transaction is proper, the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee should be consulted. When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this Code.

This Code of Ethics applies to the following persons (“Supervised Persons”):

(1)	Directors and officers of R&Co. (or other persons occupying a similar status or performing similar functions);

(2)	Employees of R&Co., Rockit Solutions, LLC (“Rockit”), Rockefeller Trust Company, N.A. and The Rockefeller Trust Company (Delaware); and

(3)	Any other person subject to R&Co.’s supervision and control who the Compliance Officer determines to be subject to the Code.

[1]	“Federal securities laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Investment Advisers Act, Title V of the Gramm-Leach Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted by the Securities and Exchange Commission or the Department of the Treasury.

- 1 -	Adopted January 1, 1994
Amended November 24, 2014

Standards of Conduct

It is R&Co.’s policy to maintain the highest standards of service for its clients. As a fiduciary, the firm has a duty to act honestly, in good faith and in clients’ best interests, and to exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in the circumstances. This standard of care extends to the services provided by all Supervised Persons in each facet of R&Co.’s business operations.

R&Co. will not tolerate illegal or improper actions undertaken either for personal benefit or in a misguided effort to achieve gains on behalf of the firm or its clients. Violations of this Code may result in disciplinary action, including dismissal. Violations of legal prohibitions on insider trading may result in permanent bars from employment in the securities industry, imprisonment, civil penalties, criminal fines and third-party lawsuits.

Compliance with Laws and Regulations

Supervised Persons must comply with applicable federal securities laws. Each Supervised Person has a duty to know, understand and comply with all relevant legal, regulatory and ethical requirements applicable to his or her duties and responsibilities. Any Supervised Person who is uncertain about these requirements should contact the Compliance Officer or Chief Compliance Officer for guidance.

Conflicts of Interest; Outside Business Activities

As a fiduciary, R&Co. has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients. Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing to the Compliance Officer, Chief Compliance Officer or Company Counsel all material facts concerning any conflict that does arise with respect to any client. R&Co. employees may not engage in outside business activities, such as compensated outside employment or serving as a director of another firm, without first obtaining approval from the Human Resources and Legal Departments. Please refer to the Policy on Business Conduct and the Employee Handbook for additional information.

Independent Directors of the Parent Company

Individuals who serve solely as Independent Directors of the Parent Company (and not also as Board members of R&Co.) are not deemed to be “Access Persons” (as defined below) and are not subject to any preclearance or personal securities transaction reporting requirements under the Code unless such Independent Director knew or, in the ordinary course of fulfilling his or her official duties as an Independent Director, should have known that during the 10-day period immediately preceding or after the date of the transaction in a reportable security by the Independent Director such reportable security is or was purchased or sold by R&Co. on behalf of a managed client account or R&Co. considered purchasing or selling such reportable security for a managed client account.

- 2 -	Adopted January 1, 1994
Amended November 24, 2014

To ensure that Independent Directors of the Parent Company do not have access to client portfolio holdings or R&Co. investment recommendations, the following information barriers and procedures have been implemented:

(1)	R&Co. investment recommendations relating to individual portfolio holdings shall not be shared with the Independent Directors of the Parent Company. To the extent there is any discussion of portfolio holdings held or investment recommendations being considered for any client account managed by R&Co. at any joint meeting of the Parent Company and R&Co. Boards of Directors, the Independent Directors of the Parent Company shall recuse themselves and depart the meeting prior to any such discussion. For the avoidance of doubt, the preceding restriction would not limit the ability of the Independent Directors of the Parent Company to discuss macroeconomic issues, product development and new product launches, fund performance or other matters not involving investment recommendations.

(2)	Independent Directors of the Parent Company shall complete a certification on an annual basis that they have not had access to R&Co. investment recommendations or client portfolio holdings, except to the extent that such information is public, or provided to them as an investor in a fund managed by R&Co., or as a client.

Personal Securities Transactions

Certain Supervised Persons designated by the Compliance Officer as “Access Persons” must report their personal securities transactions and holdings, and are subject to other personal trading restrictions. All Access Persons are deemed to be Access Persons for purposes of the Advisers Act and Rule 17j-1 under the Investment Company Act.

An Access Person is a Supervised Person who has access to nonpublic information regarding clients’ purchases or sales of securities (other than as clients or representatives of clients), who is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic2. The Compliance Officer or Chief Compliance Officer shall identify all Access Persons who are required to make these reports and inform those Access Persons of their reporting obligations. Most Directors of R&Co. are excluded from this definition of Access Persons, but must nevertheless report their personal securities transactions to the Compliance Officer on a quarterly basis.

Access Persons may not, in connection with the purchase, sale or gift, directly or indirectly, of a security held or to be acquired by a client:

(1)	Defraud such client in any manner;

(2)	Mislead such client, including by making a statement that omits material facts;

[2]	Interns, temporary employees and/or contractors may, depending on the nature of their assignments and access levels, be designated by the Compliance Officer as Access Persons subject to the Code.

- 3 -	Adopted January 1, 1994
Amended November 24, 2014

(3)	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

(4)	Engage in any manipulative practice with respect to such client; or

(5)	Engage in any manipulative practice with respect to securities, including price manipulation.

The specific provisions and procedures relating to personal trading by Access Persons are set forth in Schedule A.

Certification of Compliance and Training

R&Co. will provide Supervised Persons with a copy of the Code and any amendments or supplements thereto. Each Supervised Person must submit to the Compliance Officer at least annually a written acknowledgement of receipt of the Code and any such amendments and supplements. Completion and submission of the acknowledgment form accompanying the annual distribution of the firm’s compliance policies and procedures satisfies this requirement.

Reporting of Code Violations

Any violations or suspected violations of the Code must be promptly reported to the Compliance Officer or the Chief Compliance Officer. Examples include: (i) noncompliance with applicable laws, rules and regulations; (ii) fraud or illegal acts involving any aspect of R&Co.’s business; and (iii) material misstatements in regulatory filings, internal books and records, client records or reports. Such reporting should be made confidentially, in person, by telephone or in writing and may be completely anonymous pursuant to R&Co.’s Whistleblower Policy.

Sanctions

In connection with any violation of the Code, the Compliance Committee may impose such sanctions as it deems appropriate, including, but not limited to, fines, warning letters and disgorgement of profits. Violations which are intentional or which are of a more serious nature could result in other disciplinary action, including termination of employment.

Reports to Audit Committee

The Compliance Committee, with input from the Compliance Officer and the Chief Compliance Officer, will periodically report to R&Co.’s Audit Committee on the administration of the Code and any material violations.

- 4 -	Adopted January 1, 1994
Amended November 24, 2014

Reports to Affiliated Mutual Funds

On a periodic basis, but not less than annually, the Chief Compliance Officer shall prepare a written report to the chief compliance officer and board of trustees of each Affiliated Mutual Fund setting forth the following:

(1)	A description of any material issues arising under the Code which relate to the Affiliated Mutual Fund since the last report to the Affiliated Mutual Fund chief compliance officer and board of trustees including, but not limited to, information about material violations of the Code or underlying procedures and sanctions imposed in response to the material violations;

(2)	A certification on behalf of R&Co. that R&Co. has adopted procedures which it believes are reasonably designed to prevent Access Persons from violating the Code; and

(3)	A summary of existing procedures concerning personal investing and any changes in procedures made during the past year.

Recordkeeping Requirements

R&Co. will maintain the following records in a readily accessible place:

(1)	A copy of each Code that has been in effect at any time during the past six[3] years;

(2)	A record of any violation of the Code and any action taken as a result of such violation for six years from the end of the fiscal year in which the violation occurred;

(3)	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past six years was, a Supervised Person[4];

(4)	Holdings and transactions reports made pursuant to the Code, including any brokerage confirmations and account statements submitted in lieu of these reports within the past six years;

(5)	A list of the names of persons who were Access Persons at any time within the past six years;

[3]	In general, under the Advisers Act records must be retained for five years from the end of the fiscal year last used; however, to comply with the record retention requirements of any potential registered mutual fund clients, the record retention period has been extended to six years as required under the Investment Company Act.
[4]	These records must be kept for six years after the individual ceases to be a Supervised Person of the firm

- 5 -	Adopted January 1, 1994
Amended November 24, 2014

(6)	A record of any approval (as required in Schedule A) of, together with the supporting reasons for such approval, the acquisition of securities by Access Persons in IPOs and limited offerings for at least six years after the end of the fiscal year in which approval was granted.

(7)	A copy of each report made to an Affiliated Mutual Fund’s chief compliance officer and board of trustees for at least six years after the end of the fiscal year in which it was made.

Associated R&Co. Policies

Policy on Business Conduct

Code of Ethics Interpretive Memoranda

Insider Trading Policy

Whistleblower Policy

Pay-to-Play Policy

Privacy Policy

SEC Record Retention Policy

Employee Handbook

- 6 -	Adopted January 1, 1994
Amended November 24, 2014

Schedule A

Access Persons

Constraints on Personal Securities Transactions

Controlled Accounts — Definition

Trading restrictions apply to any non-client account controlled directly or indirectly by an Access Person, and such an account is referred to below as a “Controlled Account.” For this purpose, the term Controlled Account would include accounts which are directed by an Access Person even though the Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Access Person’s advice) or may have shared legal authority (such as a charity’s finance committee). The legal right to execute transactions in an account is regarded as “control” whether or not that right is ever exercised.

Outside Investment Accounts

Access Persons are permitted to buy and sell securities in Controlled Accounts through brokerage or investment management firms of their own choosing, provided they disclose any such accounts or arrangements to the Compliance Officer within 10 days of becoming an Access Person and thereafter disclose any new Controlled Accounts within 15 days of the end of the calendar quarter in which the account is established. It is not presently necessary for Access Persons to arrange for their trade confirmations to be sent to R&Co.

Restricted Trading List

The Trading Desk maintains a “Restricted Trading List”. (This list may not be the same as the list of securities held in client portfolios that have been restricted from trading in Rockit® Command or any other R&Co. portfolio management system.) The Restricted Trading List includes securities of issuers which may be the subject of material, nonpublic information (“inside information”) possessed by R&Co. Any Access Person possessing inside information about a public company should report that fact to the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee. If the inside information may be attributed to R&Co., the issuer will in most cases be added to the Restricted Trading List. R&Co. has a separate published policy on insider trading which should be referred to in case of question.

Directors may from time to time possess inside information concerning their employers or other public companies. The communication of such inside information by any Director to anyone associated with R&Co. is contrary to R&Co. policy and should be avoided. If at any time inside information is so communicated by a Director, the provisions of the immediately preceding paragraph would apply, and the issuer would be added to the Restricted Trading List.

The Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee may also add other issuers to the Restricted List to the extent deemed appropriate to further R&Co.’s compliance program.

- 7 -	Adopted January 1, 1994
Amended November 24, 2014

Preclearance

With the exception of transactions involving Exempt Securities (as defined below) and exchange traded funds, all Access Persons must consult the Trading Desk before executing any securities transactions (including gifts of securities) for a Controlled Account. In general, any security subject to Code’s preclearance requirements may not be purchased or sold in a Controlled Account while the issuer is on the Restricted Trading List or is otherwise restricted from Access Person personal trading pursuant to the requirements set forth below under “Restrictions Within Controlled Accounts; IPOs and Limited Offerings”, unless prior approval is obtained from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee. When an Access Person receives special approval to trade in an issuer that has been restricted, that fact of such special approval shall be noted in the preclearance log.

This preclearance requirement applies to all securities except for Exempt Securities and exchange traded funds, including short or long positions in equities or fixed income securities, rights or warrants, the purchase or exercise of options, Affiliated Mutual Funds, partnership interests (including R&Co. investment vehicles), private placements and derivatives. A list of Affiliated Mutual Funds is available from the Compliance Officer and will be made available to Access Persons periodically.

The Trading Desk maintains a log of all preclearance inquiries with additional information maintained in the Legal Department with respect to employee investments in R&Co. investment vehicles and participation in the Parent Company’s Stock Incentive Plan. Unless otherwise agreed with the Trading Desk, preclearance is regarded as effective only for a specific trade date which is declared at the time of preclearance and entered in the log.

Members of the Investment and Institutional Sales Departments must also advise the Chief Investment Officer before executing any securities transaction subject to the Code’s preclearance requirements for a Controlled Account. If the Chief Investment Officer determines that any such personal securities transaction poses a potential conflict with R&Co.’s asset management activities, the Chief Investment Officer may instruct the Trading Desk to deny clearance, prohibit the Access Person from executing the transaction (notwithstanding receipt of clearance from the Trading Desk) or take such other actions as deemed appropriate including, without limitation, reversing the trade and/or disgorging any profits.

Restrictions Within Controlled Accounts; IPOs and Limited Offerings

Absent prior approval from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee, Access Persons will be restricted from trading in securities subject to the Code’s preclearance requirements for Controlled Accounts when:

(1)	The issuer of such security is the subject of an active buying or selling program for clients,

- 8 -	Adopted January 1, 1994
Amended November 24, 2014

(2)	The issuer of such security is the probable subject of an investment recommendation or of a buying or selling program until such time as either (i) an investment recommendation concerning such security is communicated to clients (in which event paragraph 1 above would apply) or (ii) a determination is made that the security is no longer the probable subject of an investment recommendation or of a buying or selling program,

(3)	An open order is pending for a client in the same issuer, or

(4)	The issuer of such security is included on the Restricted Trading List.

The restrictions set forth in (1) through (3) above do not apply to transactions involving shares of Affiliated Mutual Funds, although the Compliance Committee reserves the right to implement restrictions as may be appropriate in the future.

No security may be purchased or sold in a Controlled Account if the purchase would deprive any R&Co. client of an investment opportunity, after taking into account all other such clients’ investments and investment objectives. This restriction is likely to have practical significance only when a desirable security is in short supply, such as a “new issue”, thinly traded security or a private investment opportunity. The Compliance Officer, the Chief Compliance Officer, or a member of the Compliance Committee, must specifically preclear any investments by Access Persons in IPOs and in limited offerings (e.g., private placements), provided, however, that preclearance requests from members of the R&Co. Investment Department shall also require the approval of the Chief Investment Officer. In general, approval may be granted to an Access Person when the IPO or limited offering is not the subject of, or a probable subject of, an active client recommendation and participation does not otherwise raise any significant conflict issues.

No security may be purchased or sold in a Controlled Account if the sale or purchase is effected with a view to making a profit on an anticipated market action of the security as a result of being recommended to any client for purchase or sale. In addition, preclearance will generally not be granted if, on the day the request is made, a client has a pending transaction in, or on such day has previously transacted in, the securities of the issuer for which preclearance has been requested. No security may be purchased or sold in a Controlled Account in a transaction with a R&Co. client without prior approval from the Compliance Officer, the Chief Compliance Officer or a member of the Compliance Committee, excepting investments and disinvestments in Affiliated Mutual Funds and R&Co.-managed investment vehicles.

Small Capitalization Stocks

Access Person investments in small capitalization stocks (companies with a market capitalization of less than $2 billion) may involve special considerations due to their market capitalizations and daily trading volumes. In addition to the general preclearance requirements described above, no Access Person may effect a transaction in any small capitalization stock for a Controlled Account if the security is held in any R&Co. small capitalization investment strategy unless a member of the Small Capitalization Portfolio Management Team determines that the proposed transaction is not likely to have a significant impact on the market price of that security. The Trading Desk shall coordinate the Small Capitalization Portfolio Management Team’s review of any such preclearance requests by Access Persons.

- 9 -	Adopted January 1, 1994
Amended November 24, 2014

Reporting Requirements

Initial and Annual Holding Reports

All Access Persons must submit to the Compliance Officer within 10 days of becoming an Access Person and annually thereafter the following information and reports: (a) a list of the Access Person’s Controlled Accounts and Beneficial Interest Accounts (as such term is defined in the Appendix), including the name and address of the financial institution where the account is held and the account number and (b) a report of all securities (except for Exempt Securities) held in such Access Person’s Controlled Accounts and Beneficial Interest Accounts, including the title of the security, the number of shares, and principal amounts of the holding and the date submitted to the Compliance Officer5.

Quarterly Transactions Reports

All Access Persons and Directors, excluding the Independent Directors of the Parent Company, must submit a report of their securities transactions (except for transactions involving Exempt Securities) in their Controlled Accounts and Beneficial Interest Accounts, containing the date of the transaction, the title of the security, interest rate and maturity date ( if applicable), the number of shares, the principal amount, the nature of the transaction, the price received, the name of the broker, dealer or bank through which the transaction was effected and the date submitted to the Compliance Officer to the firm within 15 days after the end of each calendar quarter. If a new Control Account or Beneficial Interest Account is established during the quarter, the Access Person will also report within 15 days after the end of the quarter the name of the financial institution that established the account, the date the account was established, and the date the report is submitted to the Compliance Officer.

The Compliance Committee may grant reporting waivers when individual circumstances dictate.

Review and Enforcement

The Compliance Officer, Chief Compliance Officer and the Compliance Committee periodically review holdings and transaction reports submitted by Access Persons.

Each quarter, all trades reported by Access Persons are compared against all client trades. Trades by Access Persons and clients involving securities of the same issuer which occur within a period of 10 days before or 10 days after each other are flagged and individually reviewed for potential conflicts and compliance by such Access Persons with the Code’s preclearance requirements. The quarterly transaction reports submitted by Access Persons are also reviewed to detect any potential illegal or improper trading activity, including failure to preclear nonexempt personal securities transactions, trading in securities which appear on the Restricted List and insider trading. In addition, holdings and transaction reports submitted by Access Persons may be selected for additional quarterly and ad hoc reviews and analysis, including but not limited to comparison against account statements obtained directly by R&Co. from brokerage firms and other financial institutions.

[5]	Access Persons must report exchange traded funds in their initial and annual holdings reports and in their quarterly transaction reports even though these securities are not subject to the Code’s preclearance requirements.

- 10 -	Adopted January 1, 1994
Amended November 24, 2014

The Compliance Officer coordinates the above reviews and reports on the results of such reviews to the Compliance Committee. It is important to bear in mind that the negligible market impact of a small trade does not excuse a violation of the Code if the transaction crosses or competes with a client trade.

Exempt Securities – No Preclearance or Reporting Required

Notwithstanding the foregoing, the following investments are not subject to preclearance or other restrictions and need not be included in the annual holdings and quarterly transaction reports:

(1)	Direct obligations of the Government of the United States;

(2)	Bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements[6];

(3)	Shares issued by money market funds;

(4)	Shares issued by open-end U.S. mutual funds (unless affiliated with or managed by R&Co.)[7];

(5)	Shares issued by unit investment trusts that are invested exclusively in open-end U.S. mutual funds (unless affiliated with or managed by R&Co.); or

(6)	Participation in an automatic investment plan[8].

Confidentiality

All transactions and holdings reports and broker and related account information will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from regulators, auditors or other legal authorities. The compliance staff codes all data received before transmitting it for processing by operations personnel. Access Persons and Directors are only identified to the Compliance Committee and other appropriate persons (which may include, without limitation, the Audit Committee) when a transaction appears to raise an issue under this Code.

[6]	“High quality short-term debt instrument” means any instrument having a maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Organization, or which is unrated, but is of comparable quality.

[7]	Transactions and holdings in shares of closed-end investment companies are reportable regardless of affiliation.

[8]	“Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

- 11 -	Adopted January 1, 1994
Amended November 24, 2014

Appendix

A “Beneficial Interest Account” is an account containing securities in which the reporting person has the opportunity, directly or indirectly, to profit or share in any profit derived from the account.

A “Beneficial Interest” exists in securities owned directly (including ownership through a nominee) or in securities which are:

(a)	held by the reporting person directly or jointly with another person;

(b)	held in the name of another person, if by reason of any contract, understanding, relationship, agreement or other arrangement the reporting person obtains benefits substantially equivalent to those of ownership (e.g. the ability to exercise a controlling influence over the application of the income derived from such securities or to meet expenses which the reporting person otherwise would meet from other sources);

(c)	held in the name of (i) a spouse or minor children or (ii) any relative, including any relative of the reporting person’s spouse, who shares the same home as the reporting person, absent special circumstances indicating that the reporting person does not obtain benefits substantially equivalent to those of ownership;

(d)	held in trust for the benefit of any of the persons described in paragraphs (a), (b) or (c) above;

(e)	held in the name of a spouse, minor children, or other person, even though benefits substantially equivalent to ownership are not obtained, if the reporting person can vest or revest title in himself or herself at once or at some future time;

(f)	held by any partnership, closely-held corporation, trust or estate, to the extent of the reporting person’s interest therein; or

(g)	held by the reporting person as trustee where either such person or members of the reporting person’s immediate family have a vested interest in the income or corpus of the trust, or as a settlor of a revocable trust.

The above examples are not exhaustive of all situations in which a beneficial interest can exist. If you are uncertain, please contact the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.

- 12 -	Adopted January 1, 1994
Amended November 24, 2014